United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 000-23486	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

NN INC
Full Name of Registrant

Former Name if Applicable
2000 Waters Edge Drive
Address of Principal Executive Office (Street and Number)
Johnson City, Tennessee 37604
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NN, Inc. (the “Company”), without unreasonable effort or expense, is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the period ended December 31, 2008 by the prescribed filing due date because of the complexity of determining the amount of certain impairments related to goodwill, indefinite-lived intangible assets, and other long-lived assets. Additional time is needed to account for and review these impairments, in part, due to the magnitude and the number of impairments. These reviews and analyses relate to the current economic condition in global industrial markets and the deterioration in the credit and capital markets, leading the Company to evaluate and test its goodwill and other assets for impairment. The Company expects to file its Form 10-K on or before March 31, 2009, the fifteenth calendar day following the prescribed due date.

On March 13, 2009, management, following discussions with the Audit Committee of the Company’s Board of Directors, concluded that the Company will record charges related to SFAS 142 and 144 impairment testing of goodwill, indefinite-lived intangible assets, and other long-lived assets. Management reached these conclusions in connection with the preparation of the audited financial statements for the fiscal year ended December 31, 2008. Management is currently completing the valuations required to determine the extent of the impairment charges to be recorded as of December 31, 2008. The Company expects that the total amount of the pre-tax impairment charges to be recorded will range between $38.4 million to $47.3 million for the fourth quarter of 2008. The Company does not anticipate any future cash expenditures in connection with these impairments charges.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Linda Crouch-McCreadie	(423)	928-0181
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  For the three months ended December 31, 2008 (the “2008 Fourth Quarter”), revenues were $76.2 million compared to $107.0 million in the fourth quarter of 2007; and for the year ended December 31, 2008 (the “2008 Fiscal Year”), revenues were $424.8 million compared to $421.3 million for the year ended December 31, 2007.

  As described above in Part III—Narrative, the Company expects to record impairment charges related to SFAS 142 and 144 impairment tests ranging between $38.4 million pre-tax ($24.4 million after-tax) and $47.3 million pre-tax ($33.3 million after-tax) for the 2008 fourth quarter and for the 2008 fiscal year. In addition to these impairment charges, the Company also expects to record charges for the closure of its Ireland plant, accelerated depreciation on certain fixed assets and tax adjustments totaling $7.2 million pre-tax ($7.8 million after-tax). Inclusive of these impairment and other charges, the Company expects to record a net loss ranging between approximately $34.8 million to $43.7 million for the 2008 Fourth Quarter compared with net income of $5.0 million for the 2007 Fourth Quarter. For the 2008 Fiscal Year, the Company expects to report a net loss ranging between approximately $17.6 million and $26.5 million compared with a net loss of $1.2 million for the comparable 2007 year (which included $13.6 million of after-tax impairment charges primarily for the restructuring of the Company's European operations). The foregoing results are management’s estimates and are subject to change.

  The Company has determined that the range of expected financial results met all covenant requirements of the Company’s various credit agreements and that no event of default existed as of December 31, 2008 nor would an event of default exist as of the date hereof under such credit agreements. On Monday, March 16, 2009, the Company announced that it has amended and restated its credit agreements to provide added flexibility during the current weak economic environment. The Company is in compliance with all amended covenants as of the date hereof, and had such amended covenants been in place at December 31, 2008, the Company would have been in compliance with all covenants at that time as well.

  Certain statements contained in this Form 12b-25 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of words such as “expects,” believes,” “anticipates,” “plans,” “intends,” “foresees,” “should,” “would,” “could” or other similar expressions, and include statements regarding the Company’s expectations regarding the completion of and the timing of the filing of the Form 10-K and the results of operations to be reported, including the amounts and ranges of the various impairment charges.

NN, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-17-2009	By /s/	James H. Dorton	Title:	Vice President - Corporate Development and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).